811-03826 (Sector Funds) Branch 18

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

July 6, 2006

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AMVESCAP PLC, INVESCO Funds Group, Inc. and Raymond R. Cunningham, a copy of **Defendants' Unopposed Motion for Extension of Time to Respond to Plaintiffs' Amended Complaints** and **[Proposed] Order** in *Miriam Calderon, individually and on behalf of all others similarly situated v. AMVESCAP PLC, et al.* and *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\MDL\Corr\L-070606SEC.doc
070606 (1) vtt

Attachment A

List of Defendants

1. AMVESCAP PLC
2. AMVESCAP National Trust Company
3. AMVESCAP Retirement, Inc.
4. AVZ, Inc.
5. A I M Advisors, Inc. (1940 Act Registration No. 801-12313)
6. A I M Distributors, Inc. (1933 Act Registration No. 8-21323)
7. AIM Investment Services, Inc.
8. A I M Management Group, Inc.
9. INVESCO Funds Group, Inc.
10. INVESCO Distributors, Inc.
11. INVESCO Global Assets Management Limited
12. INVESCO Institutional (N.A.), Inc.
13. INVESCO Assets Management (N.A.)
14. AIM Stock Funds
15. AIM Combination Stock and Bond Funds
16. AIM Sector Funds
17. AIM Treasurer's Series Trust
18. Mark Williamson
19. William Galvin

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND
BALTIMORE DIVISION

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL No. 1586
THIS DOCUMENT RELATES TO: SUBTRACKS: 1:04-md-15863-JFM, 1:04-md-15864-JFM *Barbara Walsh v. Marsh & McLennan Cos., Inc.*, Civil Action No. 1:04-CV-00888 *Jessica Corbett v. Marsh & McLennan Cos., Inc.*, Civil Action No. 1:04-CV-00883 *Anita Walker v. Massachusetts Financial Services Cos., et al.*, Civil Action No. 1:04-CV-01758 *Miriam Calderon v. Amvescap PLC, et al.*, Civil Action No. 1:04-CV-00824	1:04-md-15863-JFM 1:04-md-15864-JFM Judge J. Frederick Motz

DEFENDANTS' UNOPPOSED MOTION FOR EXTENSION OF TIME TO RESPOND TO PLAINTIFFS' AMENDED COMPLAINTS

Defendants in the above referenced subtracks,[1] by and through their respective counsel, move without opposition for an extension of time for Defendants to file their response to Plaintiffs' amended complaints, and respectfully state to the Court as follows:

---

1 Defendants here include: Marsh & McLennan Companies, Inc., Marsh & McLennan Companies, Inc. Stock Investment Plan Committee, Putnam Investments, LLC, J.W. Greenberg, Sandra S. Wijnberg, William L. Rosoff, Francis N. Bonsignore, AVZ Inc., Amvescap National Trust Company, Massachusetts Financial Services Corporation Retirement Committee, Eric Burns.

1. This Motion applies to the following cases in In re Mutual Funds Investment Litigation subtracks: 1:04-md-15863-JFM and 1:04-md-15864-JFM:

Barbara Walsh v. Marsh & McLennan, et al., Civil Action No. 1:04-CV-00888

Jessica Corbett v. Marsh & McLennan, et al., Civil Action No. 1:04-CV-00883

Anita Walker v. Massachusetts Financial Services Cos., et al., Civil Action No. 1:04-CV-01758

Miriam Calderon v. Amvescap PLC, et al., Civil Action No. 1:04-CV-00824

2. Amended complaints for all four of these cases were filed on May 8, 2006.

3. Under the current briefing schedule, Defendants' response to the amended complaints is due on July 7, 2006.

4. In order to have sufficient time to answer or otherwise respond, Defendants seek to extend that deadline to August 11, 2006.

5. Counsel for Defendants have contacted counsel for Plaintiffs, and counsel for Plaintiffs have consented to such an extension.

WHEREFORE, Defendants respectfully request extension to August 11, 2006 to answer or otherwise respond to the amended complaint.

Dated: July 6, 2006

By /s/

Robert N. Eccles
Gary S. Tell
O'MELVENY & MYERS LLP
1625 Eye St. NW
Washington, DC 20006
telephone: (202) 383-5300
fax: (202) 383-5414

Matthew Eastus
O'MELVENY & MYERS LLP
400 South Hope Street
Los Angeles, CA 90071-2899
telephone: (213) 430-6000
fax: (213) 430-6407

Counsel for Defendants
Marsh & McLennan Companies, Inc., Marsh & McLennan Companies, Inc. Stock Investment Plan Committee, Putnam Investments, LLC, J.W. Greenberg, Sandra S. Wijnberg, William L. Rosoff, Francis N. Bonsignore

By /s/

Maura K. Monaghan
Maeve O'Connor
Robert N. Shwartz
DEBEVOISE & PLIMPTON LLP
919 Third Avenue
New York, NY 10022
telephone: (212) 909-6000
fax: (212) 909-6836

Counsel for AVZ Inc., Amvescap National Trust Company

By /s/

Jeffrey Rudman, Esq.
William H. Paine, Esq.
Jonathan A. Shapiro, Esq.
Edward E. Hale, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109
telephone: (617) 526-6000
fax: (617) 526-5000

Counsel for Massachusetts Financial Services Corporation Retirement Committee, Eric Burns

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND
BALTIMORE DIVISION

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL No. 1586
THIS DOCUMENT RELATES TO: SUBTRACKS: 1:04-md-15863-JFM, 1:04-md-15864-JFM *Barbara Walsh v. Marsh & McLennan Cos., Inc.*, Civil Action No. 1:04-CV-00888 *Jessica Corbett v. Marsh & McLennan Cos., Inc.*, Civil Action No. 1:04-CV-00883 *Anita Walker v. Massachusetts Financial Services Cos., et al.*, Civil Action No. 1:04-CV-01758 *Miriam Calderon v. Amvescap PLC, et al.*, Civil Action No. 1:04-CV-00824	1:04-md-15863-JFM 1:04-md-15864-JFM Judge J. Frederick Motz

ORDER

AND NOW, this __ day of ___ 2006, it is hereby ORDERED that Defendants'[1] Motion for an extension until August 11, 2006 to answer or otherwise respond to Plaintiffs' amended complaints in the above referenced cases is GRANTED.

Frederick J. Motz
United States District Judge

[1] Defendants here include: Marsh & McLennan Companies, Inc., Marsh & McLennan Companies, Inc. Stock Investment Plan Committee, Putnam Investments, LLC, J.W. Greenberg, Sandra S. Wijnberg, William L. Rosoff, Francis N. Bonsignore, AVZ Inc., Amvescap National Trust Company, Massachusetts Financial Services Corporation Retirement Committee, Eric Burns.